EXHIBIT 99.71

For Immediate Release

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

UNDERWRITERS EXERCISE OVER-ALLOTMENT OPTION

Vancouver, British Columbia (January 6, 2011; TSX: PVG) – Pretium Resources Inc. (Pretivm) announces that it has issued an additional 3,000,000 common shares at a price of $6.00 per share upon the exercise, in part, of the over-allotment option by the syndicate of underwriters granted in connection with Pretivm’s initial public offering (Offering).

The aggregate gross proceeds of $18 million from the issuance of these shares were used to repay an equivalent principal amount owing to Silver Standard Resources Inc. (Silver Standard) under the convertible promissory note issued to Silver Standard in connection with the acquisition of the Snowfield Project and Brucejack Project (Projects).  Following this issuance, Silver Standard’s ownership interest in Pretivm has been reduced to 39.76% of the total issued common shares of Pretivm.

The underwriting syndicate for the Offering was led by CIBC, Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc., and also includes BMO Capital Markets, Credit Suisse Securities (Canada), Inc., Dahlman Rose & Company, LLC, GMP Securities L.P. and Salman Partners Inc.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.  This release shall not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Pretivm

Pretivm is a start-up company that intends to acquire, explore and develop gold and precious metals resource properties, initially in the Americas.  Pretivm has a 100% interest in the Projects which, when combined, represent one of the largest underdeveloped gold resources in North America.  Pretivm's principal objectives are to focus on the high-grade gold opportunity at Brucejack, to advance the Projects to pre-feasibility and to explore for and acquire other precious metals resource properties.  Pretivm's strategy is to position itself as a leading gold and precious metals exploration company.

For further information, please contact:

Pretium Resources Inc.
#2300 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2

Robert Quartermain, President
Tel: 604.601.8240
Investor Relations Tel: 604.637.6823

www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement

This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.